                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE MONTHS OF APRIL AND MAY, 2000




                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                                          Form 20-F      X        Form 40-F
                                                     ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                          Yes           No   X
                                              -----        -----

                               PETSEC ENERGY LTD
                                ACN 000 602 700



12 April  2000

                  PETSEC ENERGY SELLS INTEREST IN SEVEN LEASES

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and OTC BB: PSJEY) today announced that its wholly owned subsidiary, Petsec Energy Inc., has sold its working interests in seven of its leases, effective 1 February 2000. The sale price was US$8.45 million cash.

Petsec now holds an interest in 41 leases, with production established on 21 of them.

The Company has sold its 50% working interest in the West Delta 112 & 113 leases, its 25% working interest in the West Cameron 515, 516 and 526 leases and its 25% working interest in the Vermilion 34 and 47 leases. Net proven reserves attributable to the West Cameron 515 and 516 leases, as determined by Ryder Scott Company, L.P. at 31 December 1999, were 95,671 barrels of oil and
5.3 billion cubic feet of gas. The Company had not booked any reserves on the other leases that were sold.

The net proceeds from the sale will be used to reduce the Company's secured bank debt to approximately US$7.7 million.

Petsec is an independent oil and gas exploration and production company operating in the shallow waters of the US Gulf of Mexico. The Company's corporate office is in Sydney, Australia. Field operations are managed in the US from Lafayette, Louisiana.

For further information please contact:

In Australia:                               In USA:

Terry Fern, Managing Director               Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (318) 989 7271 (fax)
Level 13, Gold Fields House                 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney NSW 2000            Lafayette, Louisiana 70503-3402

     Company information is available at Petsec's website http://www.petsec.com
                                                          ---------------------

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable ssumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

14 April, 2000

The Manager, Companies
Company Announcements
Australian Stock Exchange
Level 4, 20 Brige Street
SYDNEY  NSW  2000

Dear Sir/Madam

RE:        Petsec Energy Inc.

The Company's wholly owned U.S. subsidiary, Petsec Energy Inc. ("PEI") has filed a voluntary petition in the Federal Court in Opelousas, Louisiana under Chapter 11 of the U.S. Bankruptcy Code.

The filing will allow PEI to continue its operations under the protection of the bankruptcy court while it continues discussions with its senior unsecured noteholders regarding possible solutions to its financial situation. It will also afford PEI the opportunity to evaluate all other options.

To maintain liquidity through the reorganization process, including payment of suppliers and trade creditors, PEI is negotiating a commitment for up to US$30 million of post-petition financing from Foothill Capital, PEI's existing secured lender, subject to court approval.

Petsec Energy Ltd is an independent oil and gas exploration and production company operating in the shallow waters of the US Gulf of Mexico.

Yours faithfully

Geoff Fulcher
Company Secretary

For further information please contact:

In Australia:                               In USA:

Terry Fern, Managing Director               Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (318) 989 7271 (fax)
Level 13, Gold Fields House                 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney NSW 2000            Lafayette, Louisiana 70503-3402

  Company information is available at Petsec's website http://www.petsec.com.au
                                                       ------------------------

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)
May 10, 2000

                  PETSEC ENERGY REPORTS MARCH QUARTER RESULTS
                  -------------------------------------------

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and OTC BB: PSJEY), today announced its results for the three months ended March 31, 2000.

Under Australian accounting standards, the Company reported an after tax loss of A$5.9 million in the quarter ended March 31, 2000 (1999: a net loss of A$9.1 million).

Under U.S. generally accepted accounting principles the Company reported a net loss of US$3.6 million, or US$0.17 per American Depositary Receipt ("ADR"). This is compared to a net loss in the 1999 quarter of US$5.8 million, or US$0.27 per ADR.

Net sales in the March quarter were US$7.2 million, down from US$9.3 million in 1999. Net production of 2.4 Bcfe for the quarter was lower than the March 1999 quarter production of 4.1 Bcfe and 14% down on the December 1999 quarter. Cash flow from operating activities in the March quarter was US$1.4 million or US$0.06 per ADR. In 1999 cash flow from operating activities totalled US$8.9 million or US$0.42 per ADR.

The Grand Isle 45 A-2 and Mustang Island 883 #1 (Sidetrack) exploration wells were drilled in the quarter. Both were successful and are now in production. The Main Pass 90 #1 and Main Pass 93 #1 exploration wells, drilled in 1999, were brought into production in March.

Effective February 1, 2000, the working interests in West Delta 112/113, West Cameron 515/516/526, and Vermilion 34/47 were sold for US$8.45 million. The net proceeds from the sale were received in April and were used to reduce secured bank debt.

On April 13, 2000 Petsec Energy Inc., the Company's wholly owned US subsidiary, filed a voluntary petition for protection under Chapter 11 of the US Bankruptcy Code to provide time for a financial restructuring to be negotiated following the failure to pay a semi-annual interest payment on Petsec Energy Inc.'s US$100 million 9 1/2% 2007 subordinated notes in December 1999. The outcome of these negotiations is uncertain and accordingly the potential financial impact is not shown in the financial statements.

Petsec is an independent oil and gas exploration and production company operating in the shallow waters of the US Gulf of Mexico. The Company's corporate office is in Sydney, Australia. Field operations are managed in the US from Lafayette, Louisiana.

For further information please contact:

In Australia:                               In USA:
Terry Fern, Managing Director               Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (337) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (337) 989 7271 (fax)
Level 13, Gold Fields House                 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000           Lafayette, Louisiana 70503-3402

     Company information is available at Petsec's web site http://www.petsec.com

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               Petsec Energy Ltd

               Results for the first quarter ended 31 March 2000

               (A$, Australian accounting standards, unaudited)





                                                              Three months ended   Change   Three months ended   Change
                                                             31 Mar 00  31 Mar 99    %     31 Mar 00  31 Mar 99    %
                                                                (in thousands)                (in thousands)

Oil and gas sales (before deducting royalties)           A$     14,771     17,477     -15%    14,771     17,477     -15%


Profit and loss account

 Loss before interest and abnormal items                 A$     (1,958)    (4,664)            (1,958)    (4,664)
 Net interest expense                                           (3,947)    (4,478)            (3,947)    (4,478)
                                                               -------------------           -------------------
  Operating loss before abnormal items                          (5,905)    (9,142)            (5,905)    (9,142)
 Abnormal items - impairments expense                                -          -                  -          -
                - dry hole costs & abandonments                      -          -                  -          -
                                                               -------------------           -------------------
  Operating loss before tax                                     (5,905)    (9,142)            (5,905)    (9,142)
 Tax expense                                                       (17)         -                (17)         -
  Operating loss after tax                                      (5,922)    (9,142)            (5,922)    (9,142)
                                                               -------------------           -------------------







Basic and diluted earnings per share                     A$      (0.06)     (0.08)             (0.06)     (0.08)

Number of shares outstanding (period end, thousands)           107,401    107,501            107,401    107,501

Number of shares outstanding (average, thousands)              107,401    107,592            107,401    107,592

Average US$ / A$ exchange rates                                 0.6213     0.6259             0.6213     0.6259

                               Petsec Energy Ltd

               Results for the first quarter ended 31 March 2000
                (US$, "successful efforts" accounting under US
             generally accepted accounting principles, unaudited)



                                                            Three months ended     Change   Three months ended     Change
                                                                 March 31                        March 31
                                                             2000       1999         %        2000       1999         %
                                                              (in thousands)                  (in thousands)

Statement of operations
 Oil and gas sales (net of royalties)                   US$   7,202     9,315         -23%     7,202      9,315         -23%
 Lease operating expenses                                    (1,474)   (1,740)                (1,474)    (1,740)
 General, administrative and other expenses                  (1,389)   (1,732)                (1,389)    (1,732)
 Restructure costs                                             (806)        -                   (806)         -
 Stock compensation expense                                     (51)     (120)                   (51)      (120)
                                                            -------------------              --------------------
  EBITDAX (income before interest, DD&A,
  exploration & abandonments)                                 3,482     5,723         -39%     3,482      5,723         -39%
 Depletion, depreciation & amortisation (DD&A)               (4,164    (6,483)                (4,164)    (6,483)
                                                            -------------------              --------------------
  Loss from operations (before exploration &
  abandonments)                                                (682)     (760)                  (682)      (760)
 Exploration expenditures                                      (167)   (1,645)                  (167)    (1,645)
 Abandonments                                                     -      (888)                     -       (888)
 Dry hole costs and abandonments                                  -         -                      -          -
                                                            -------------------              --------------------
  Loss from operations                                         (849)   (3,293)                  (849)    (3,293)
 Profit on sale of assets and other income                        -       254                      -        254
 Interest expense (net of interest income)                   (2,705)   (2,783)                (2,705)    (2,783)
                                                            -------------------              --------------------
  Loss before tax                                            (3,554)   (5,822)                (3,554)    (5,822)
 Income tax benefit (expense)                                   (11)        -                    (11)         -
                                                            -------------------              --------------------
  Net loss                                              US$  (3,565)   (5,822)                (3,565)    (5,822)
                                                            -------------------              --------------------
Cash flow data
 Net cash provided by operating activities              US$   1,396     8,931         -84%     1,396      8,931         -84%
 Net cash provided by (used in) investing activities    US$  (5,198)   64,339                 (5,198)     64,339
 Net cash provided by (used in) financing activities    US$   1,945   (65,000)                 1,945     (65,000)
                                                                                                              -
Balance sheet data (at end of period)
 Total assets                                           US$ 111,022  124,782               111,022     124,782
 Cash and deposits                                      US$  18,502   21,758                18,502      21,758
 Borrowings                                             US$ 111,506  108,662               111,506     108,662
 Shareholders' deficit                                  US$ (22,992)  (1,410)              (22,992)     (1,410)

Basic and diluted earnings per share
 Net loss per ordinary share                            US$   (0.03)   (0.05)                (0.03)      (0.05)
 Net loss per ADR                                       US$   (0.17)   (0.27)                (0.17)      (0.27)
 Average number of shares outstanding  (thousands)          107,401  107,592               107,401     107,592

                                                         Additional data
                                                                                                              -
Net production
 Oil (MBbls)                                                    169     249         -32%       169         249        -32%
 Gas (MMcf)                                                   1,428   2,621         -46%     1,428       2,621        -46%
                                                          -------------------              --------------------
 Total (MMcfe)                                                2,442   4,115         -41%     2,442       4,115        -41%
                                                          -------------------              --------------------
Net sales
 Oil (US$ in thousands)                                 US$   4,016   3,132                  4,016       3,132
 Gas (US$ in thousands)                                       3,186   6,183                  3,186       6,183
                                                          -------------------              --------------------
 Total (US$ in thousands)                                     7,202   9,315         -23%     7,202       9,315        -23%
                                                          -------------------              --------------------
Average sales price
 Oil (US$ per Bbl)                                      US$   23.76   12.58          89%     23.76       12.58         89%
 Gas (US$ per Mcf)                                             2.23    2.36          -6%      2.23        2.36         -6%
                                                          -------------------              --------------------
 Total (US$ per Mcfe)                                          2.95    2.26          30%      2.95        2.26         30%
                                                          -------------------              --------------------

Average costs (US$ per Mcfe)
 Lease operating expenses                               US$    0.60    0.42                   0.60        0.42
 Depletion, depreciation and amortisation                      1.71    1.58                   1.71        1.58
 General, administrative & other expenses                      0.57    0.42                   0.57        0.42
 Restructure costs                                             0.33       -                   0.33           -
 Stock compensation expense                                    0.02    0.03                   0.02        0.03
                                                          -------------------              --------------------
  Total (before exploration and abandonments)                  3.23    2.45         +32%      3.23        2.45        +32%
                                                          -------------------              --------------------

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PETSEC ENERGY LTD



Date: May 17, 2000                          By:        Ross A. Keogh
                                            ------------------------------------
                                            Name:      Ross A. Keogh
                                            Title:     Chief Financial Officer